SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 2, 2021

Commission File Number: 001-36614

Alibaba Group Holding Limited

(Registrant’s name)

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 and Exhibit 99.2 to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 and the related prospectus supplement to be filed by Alibaba Group Holding Limited (the “Company”) with the Securities and Exchange Commission on or around the date hereof.

Explanatory Note

The Company is furnishing its unaudited condensed consolidated interim financial statements for the six months ended September 30, 2019 and 2020 in Exhibit 99.2 and related operating and financial review and prospects in Exhibit 99.1 to this report on Form 6-K.

EXHIBITS

Exhibit 99.1 –	Operating and Financial Review and Prospects for the six months ended September 30, 2020

Exhibit 99.2 –	Unaudited Condensed Consolidated Financial Statements for the six months ended September 30, 2019 and 2020

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Extension Schema Document

EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: February 2, 2021	By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Company Secretary